

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2022

Alejandro M. Basso
Chief Financial Officer and Services Vice President
Gas Transporter of the South Inc.
Don Bosco 3672, 5th Floor
C1206 ABF City of Buenos Aires, Argentina

   Re: Gas Transporter of the South Inc.
     Form 20-F for Fiscal Year Ended December 31, 2021
     Filed April 26, 2022
     File No. 001-13396

Dear Alejandro M. Basso:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation